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                 Filed by GelTex Pharmaceuticals (Commission File No. 000-26872)
                           pursuant to Rule 425 under the Securities Act of 1933

   Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)

Genzyme Contacts:                                               GelTex Contacts:
Sally Curley (investors)                                          Mark Skaletsky
617-591-7140                                                        781-434-3500
                                                                    Paul Mellett
                                                                    781-434-3484

Bo Piela (media)                                          Lisa Burns (investors)
617-252-7785                                              Justin Jackson (media)
                                                            Burns McClellan Inc.
                                                                    212-213-0006
                             For Immediate Release

November 1, 2000

Genzyme and GelTex Announce Filing of Registration Statement for Genzyme's Acquisition of GelTex

     CAMBRIDGE and WALTHAM, Mass. - Genzyme Corp. and GelTex Pharmaceuticals, Inc. (Nasdaq: GELX)on November 1, 2000 announced the filing of Genzyme's registration statement with the Securities and Exchange Commission (SEC) for the acquisition of GelTex by Genzyme. The transaction was announced on September 11, 2000.

     The companies expect the transaction to close in December or January, pending regulatory and GelTex shareholder approval. GelTex will then become a part of Genzyme General (Nasdaq: GENZ), a division of Genzyme Corp.

     With the acquisition, Genzyme General will have access to two patent-protected, marketed products--Renagel(R) brand sevelamer hydrochloride and WelChol(TM) brand colesevelam hydrochloride--along with a significant pipeline of promising products and a proven and productive polymer technology development team. Renagel is a rapidly growing product used in the treatment of patients with end-stage renal disease undergoing hemodialysis. WelChol is a new cholesterol-lowering agent that was launched in September 2000 by Sankyo Pharma, Inc.

     GelTex's leading product in development is a toxin binder known as GT160-246 for Clostridium difficile (C. difficile), which is a major cause of antibiotic-associated colitis, a condition common in hospitals and nursing homes. A Phase 1 trial of GT160-246 in normal volunteers was completed in August, and a Phase 2 clinical trial of the product is expected to begin later this year. In addition, GelTex has identified a family of polymers that inhibit pancreatic lipase, the key enzyme involved in fat digestion in the intestine. In pre-clinical

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studies, these compounds have shown they can inhibit lipase with a potency in the range of that of known inhibitors. They have also shown that they can significantly inhibit fat absorption.

     GelTex's polymer technology development team has produced two approved products and several promising product candidates within a short six-year timespan. Polymer technology has wide ranging applications, and the two polymers developed by GelTex to date have had a relatively quick development pathway and have proven to be very safe.

     Genzyme General develops and markets therapeutic products and diagnostic products and services. Genzyme General has three therapeutic products on the market and a strong pipeline of products in development focused on the treatment of genetic disorders. Genzyme General is a division of the biotechnology company Genzyme Corporation.

     GelTex develops and markets non-absorbed polymer drugs that bind and eliminate targeted substances within the gastrointestinal tract. In addition, GelTex is developing small-molecule pharmaceuticals consisting of novel polyamine analogues and metal chelators.

     This press release contains forward-looking statements, including statements about the anticipated consummation, timing and benefits of the merger, the expected timing of a clinical trial, and expectations concerning GelTex's product candidates and polymer technology. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the likelihood of receipt of regulatory and other approvals of the merger, enrollment rates for and the results of clinical trials, the actual efficacy and safety of products, the content and timing of submissions to and decisions by regulatory authorities, and the risks and uncertainties described in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation
Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. Genzyme General Division Common Stock is a series of common stock of Genzyme Corporation. Therefore, holders of Genzyme General Division Common Stock are subject to all of the risks and uncertainties described in the aforementioned reports.

     This material is not a substitute for the proxy statement/prospectus Genzyme and GelTex have filed with the Securities and Exchange Commission. Investors are urged to read that document because it contains important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC are available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

     GelTex, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning GelTex's directors and executive officers can be found in the documents filed with the SEC. Certain directors and executive officers of GelTex may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment terminates following the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of GelTex prior to the merger. Additional information regarding the participants in the solicitation is contained in the proxy statement/prospectus.

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